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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                       SECURITIES EXCHANGE ACT OF 1934

For the month of August 5, 2003.
                 --------    --

Commission File Number ________________

                           DOMAN INDUSTRIES LIMITED
------------------------------------------------------------------------------
               (Translation of registrant's name into English)

      3rd Floor, 435 Trunk Road, Duncan, British Columbia, Canada V9L 2P9
------------------------------------------------------------------------------
                   (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F /X/  Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934.

Yes / / No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule l2g3-2(b): 82-________________.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               DOMAN INDUSTRIES LIMITED
                                          -------------------------------------
                                                    (Registrant)

Date   August 5, 2003                  By        /s/ Philip G. Hosier
     -------------------                  -------------------------------------
                                                       (Signature)*
                                                    Philip G. Hosier
                                          Vice President, Finance and Secretary

--------
*Print the name and title under the signature of the signing officer.

                  PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION SEC 1815 (11-02) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                  THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                  [DOMAN LOGO] DOMAN INDUSTRIES LIMITED
                               435 TRUNK ROAD
                               DUNCAN, BRITISH COLUMBIA
                               CANADA V9L 2P9

                               TELEPHONE: (250) 748-3711
                               FACSIMILE: (250) 748-6045


                             N E W S   R E L E A S E

                            DOMAN INDUSTRIES LIMITED

FOR IMMEDIATE RELEASE

AUGUST 5, 2003 -- DUNCAN, BRITISH COLUMBIA. Rick Doman, President & CEO of Doman Industries Limited, announced today the Company's second quarter 2003 results.

INTRODUCTION

(i)  Second Quarter 2003 Results

     The Company reported an operating loss of $40.5 million in the second quarter of 2003. Because of the impact of the stronger Canadian dollar on the Company's US dollar denominated debt, the Company reported second quarter net earnings of $13.7 million (as detailed below).

(ii) Restructuring

     On November 7, 2002 the Company announced that it had reached agreement in principle with the holders of a majority of the Company's unsecured notes on a plan to consensually restructure the Company's financial affairs.

As part of the plan, on November 7, 2002, the Company obtained a B.C. Supreme Court order for protection under the Companies' Creditors Arrangement Act ("CCAA"). The effect of the order, and subsequent extensions, has been to stay the Company's current obligations to creditors, in order that a plan of compromise or arrangement can be approved and implemented.

On March 7, 2003 the Company's application to file its proposed plan and call a creditors' meeting was dismissed by the Court as a result of objections raised by an ad hoc committee of Secured Noteholders. Permission, however, was granted to the Company to reapply with a revised plan of compromise or arrangement.

On July 17, 2003 the Company announced that it had received a new proposal on a confidential basis from the Tricap Restructuring Fund ("Tricap") which was materially different from the proposal previously received from a group of unsecured noteholders, including Tricap, and tabled with the Court on November 7, 2002.

On July 21, 2003 the Company obtained an extension of the stay of proceedings to September 22, 2003 in order to provide additional time to consider the new proposal and explore alternative refinancing options. If the new proposal is ultimately accepted by the Company, further negotiations with representatives of unsecured noteholders and others will be required before a revised plan of arrangement can be presented to the Court. Under the circumstances, the Company does not expect to be in a position to file a revised plan of arrangement before September.

SALES

Sales in the second quarter of 2003 were $138.5 million compared to $158.2 million in the second quarter of 2002. Sales in the first six months of 2003 were $287.7 million compared to $290.0 million for the same period in 2002.

Sales in the solid wood segment decreased to $93.8 million in the current quarter from $122.8 million in the same period of 2002 as a result of lower sales realizations for lumber reflecting the stronger Canadian dollar, the impact of softwood lumber duties and lower U.S. dollar prices. For the six months year to date, sales in the solid wood segment were $192.5 million compared to $225.5 million for the same period in 2002.

Pulp sales in the second quarter of 2003 increased to $44.7 million from $35.4 million in the same period of 2002 as a result of a higher sales volume and price for NBSK pulp. The average list price of NBSK in the second quarter of 2003 was US$553 per ADMT compared to US$458 per ADMT in the same quarter of 2002. For the six months year to date, pulp sales were $95.2 million compared to $64.5 million for the same period in 2002.

EBITDA  (Note)

EBITDA in the second quarter of 2003 was $(25.7) million compared to $15.1 million in the immediately preceding quarter and $22.9 million in the second quarter of 2002. EBITDA for the solid wood segment in the second quarter of 2003 was $(4.4) million compared to $20.0 million in the first quarter of 2003 and $32.7 million in the second quarter of 2002. Results in the second quarter were adversely impacted by (i) the stronger Canadian dollar (ii) an $8.5 million provision for countervailing and anti-dumping duties on softwood lumber shipments to the U.S. (In contrast, EBITDA for the second quarter of 2002 included a recovery of $13.7 million representing the reversal of accruals for pre May 22, 2002 duties that were not required following a ruling by the U.S. International Trade Commission) (iii) extensive downtime in the sawmill and logging operations. The average lumber price was $410 per mfbm in the second quarter compared to $497 per mfbm in the previous quarter and $530 per mfbm in the second quarter of 2002.

EBITDA for the pulp segment in the second quarter of 2003 was $(19.8) million compared to $(3.8) million in the immediately preceding quarter and $(7.0) million in the second quarter of 2002. The Squamish pulpmill operated for 76 days in the second quarter of 2003, producing 61,119 ADMT. It took 15 days of downtime to carry out scheduled maintenance work which cost approximately $12 million and was the major reason for the lower EBITDA. No major maintenance shutdown had taken place in 2002 as market conditions had made it unnecessary. NBSK prices, after climbing steadily since the beginning of the year have weakened since early June. Prices for dissolving sulphite pulp were generally stable but still weak in the second quarter and the Port Alice pulpmill remained shutdown since mid-February.

Cash flow from operations in the second quarter of 2003, before changes in non-cash working capital, was $(52.6) million compared to $(2.4) million in the second quarter of 2002. After changes in non-cash working capital, cash used in operations in the second quarter of 2003 was $(16.3) million compared to $(15.7) million in the second quarter of 2002.

Investing activities used $(9.3) million of funds in the second quarter of 2003 compared to providing $0.5 million in the same quarter of 2002. Bank indebtedness increased by $27.0 million in the second quarter of 2003.

The Company's cash balance at June 30, 2003 was $16.8 million. In addition, $26.1 million was available under its revolving credit facility.

The effect of the Court Order issued under the CCAA proceedings is to stay the Company's current obligations to creditors at November 7, 2002, as well as subsequent interest payments to bondholders. At June 30, 2003 payments to trade creditors of $17.7 million and interest payments to bondholders of US$40.7 million were stayed.

EARNINGS

In the second quarter of 2003, the Company reported net earnings of $13.7 million or $0.29 per share compared to net earnings of $36.0 million or $0.82 per share in the second quarter of 2002.

Earnings were impacted in the second quarter of 2003 by the accounting standard recommended by the Canadian Institute of Chartered Accountants requiring that unrealized foreign exchange gains and losses on long-term debt be included in earnings. As the Canadian dollar strengthened between March 31, 2003 and June 30, 2003 an exchange gain of $81.0 million was recorded. In the second quarter of 2002 the foreign exchange impact resulted in a gain of $52.5 million.

MARKET & OPERATIONS REVIEW

Lumber prices in the US as measured by SPF 2x4 lumber averaged approximately US$245 per mfbm in the second quarter of 2003 compared to US$295 per mfbm in the same period of 2002 and US$245 per mfbm in the first quarter of 2003. Although US housing starts remain strong (with the seasonally adjusted annual rate climbing to 1,803,000 in June and single family starts up 5% over May), the oversupplied lumber market, caused in large part by the softwood lumber dispute with the US, has kept prices down. Despite the disappointing breakdown in discussions last week on an interim draft proposal to settle the softwood dispute, the Company remains optimistic that a positive resolution will be found.

NBSK pulp markets strengthened in April and May with list prices to Europe increasing to US$560 per ADMT. However, as Norscan producers' pulp inventories climbed to 1.7 million tonnes in June, prices dropped to US$540 per ADMT at the end of the quarter. It is anticipated that producer inventories will come down by the end of the third quarter, as Chinese buyers restock, so that prices will strengthen going into the fourth quarter.

Prices for dissolving sulphite pulp, manufactured at the Company's Port Alice pulpmill, were generally stable in the second quarter of 2003. In July the Company announced that it would start up and run Port Alice for at least 45 days in order to satisfy customer requirements.

CONCLUDING REMARKS

In conclusion, Rick Doman stated that "Our energies remain focussed on implementing a successful restructuring of the Company's balance sheet that is in the best interest of all stakeholders and to ensure recent government initiatives in the forest sector do not harm our timber operations and put our co-workers out of work.

We are also committed to returning the Port Alice pulpmill to profitability. A new marketing agreement with Cellmark for the sale of dissolving pulp from the Port Alice mill will provide improved customer service while the Company moves forward with a broadly based cost reduction program designed to return the mill to full production. Discussions between the Company and the union executive with a view to achieving further cost reduction continued during the quarter. The Company believes an agreement can be reached shortly with the CEP, but we still need the Ministry of Forests to follow through on commitments by government to provide 500,000 cubic metres of additional fibre.

Despite operating at below full capacity because of current financial constraints, the benefits of operational cost reductions have not yet been fully realized; however, once the restructuring is complete and the Company resumes normal operations the full benefit of the cost reductions should enable a return to profitability.

The Company continues to recognize the efforts of its employees during this challenging period and the entire Board offers its thanks and appreciation."

NOTE:

EBITDA represents operating earnings (loss) before amortization, asset write-downs and other income (expenses) as disclosed in the consolidated statement of operations. The Company discloses EBITDA as it is a measure used by analysts to evaluate the Company's performance. As EBITDA is a non-GAAP measure, it may not be comparable to EBITDA calculated by others. In addition, as EBITDA is not a substitute for net earnings (loss), readers should consider net earnings in evaluating the Company's performance.

THIS PRESS RELEASE CONTAINS STATEMENTS THAT ARE FORWARD-LOOKING IN NATURE. SUCH STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT MAY CAUSE THE ACTUAL RESULTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY THOSE FORWARD-LOOKING STATEMENTS. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS: GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN-CURRENCY EXCHANGE RATES AND OTHER FACTORS REFERENCED HEREIN AND IN THE COMPANY'S ANNUAL STATUTORY REPORT.

FOR FURTHER INFORMATION CONTACT:

RICK DOMAN (250) 748-3711 OR PHILIP HOSIER (604) 665-6231

DOMAN INDUSTRIES LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
UNAUDITED
(IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)

                                                                         THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                              JUNE 30,                        JUNE 30,
                                                                    -------------------------        -------------------------
                                                                       2003           2002             2003           2002
                                                                       ----           ----             ----           ----
Sales.........................................................      $ 138,457       $ 158,229        $ 287,705       $ 289,967

Costs and Expenses
  Cost of goods sold before amortization......................        159,066         129,436          289,670        259,927
  Selling and administration..................................          5,098           5,871            8,681         10,522
                                                                    ---------       ---------        ---------      ---------
                                                                      164,164         135,307          298,351        270,449
                                                                    ---------       ---------        ---------      ---------
Operating earnings (loss) before amortization, restructuring
  costs and other income and expense..........................        (25,707)         22,922          (10,646)        19,518

Amortization of property, plant and equipment.................         12,772          12,317           24,253         19,343
Operating restructuring costs ................................          2,000              --            2,000             --
                                                                    ---------       ---------        ---------      ---------
Operating earnings (loss) ....................................        (40,479)         10,605          (36,899)           175

Other income and expense:
  Interest (note 6)...........................................        (25,573)        (24,023)         (47,183)       (49,841)
  Exchange gains on long-term debt and
      amortization of debt issue costs........................         79,868          51,249          152,635         48,939
  Financial restructuring costs ..............................         (1,632)             --           (3,581)            --
  Other income (expense)......................................          1,032            (959)           1,119         (1,038)
                                                                    ---------       ---------        ---------      ---------
                                                                       53,695          26,267          102,990         (1,940)
                                                                    ---------       ---------        ---------      ---------

Earnings (loss) before income taxes...........................         13,216          36,872           66,091         (1,765)
Income tax (expense) recovery.................................            493            (891)            (208)        (1,643)
                                                                    ---------       ---------        ---------      ---------
Net earnings (loss)...........................................         13,709          35,981           65,883         (3,408)
Provision for dividends on preferred shares...................         (1,197)         (1,109)          (2,351)        (2,187)
                                                                    ---------       ---------        ---------      ---------
Net earnings (loss) attributable to common and non-voting
   shares.....................................................         12,512          34,872           63,532         (5,595)
                                                                    =========       =========        =========      =========

Basic earnings (loss) per share...............................          $0.29           $0.82            $1.50         $(0.13)

Diluted earnings (loss) per share.............................          $0.29           $0.82            $1.50         $(0.13)

Average number of common and non-voting shares
   outstanding (000's)........................................         42,481          42,481           42,481         42,481

DOMAN INDUSTRIES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
UNAUDITED
(IN THOUSANDS OF DOLLARS)

                                                               THREE MONTHS ENDED          SIX MONTHS ENDED
                                                                    JUNE 30,                   JUNE 30,
                                                              ---------------------     ------------------------
                                                                2003        2002           2003         2002
                                                                ----        ----           ----         ----
Operating Activities
   Net earnings (loss).....................................   $ 13,709     $ 35,981     $  65,883      $ (3,408)
   Add (deduct) items not involving cash:
     Amortization of property, plant and equipment ........     12,772       12,317        24,253        19,343
     Amortization of deferred charges......................      1,094        1,245         2,222         2,613
     Foreign currency translation gain.....................    (80,963)     (52,493)     (154,857)      (51,551)
     (Gain) loss on fixed asset disposals .................     (1,034)         183        (1,122)         (531)
     Other items...........................................      1,774          413         2,272           717
                                                              --------     --------     ---------      --------
     Working capital used in operations....................    (52,648)      (2,354)      (61,349)      (32,817)
Net change in non-cash working capital items...............     36,322      (13,310)       52,396        37,087
                                                              --------     --------     ---------      --------
Funds provided by (used in) operating activities...........    (16,326)     (15,664)       (8,953)        4,270
                                                              --------     --------     ---------      --------
Financing Activities
   Financing cost..........................................          -           41             -        (1,058)
   Increase (decrease) in bank indebtedness ...............     27,021            -        20,071        (1,309)
                                                              --------     --------     ---------      --------
Funds (used in) provided by financing activities...........     27,201           41        20,071        (2,367)
                                                              --------     --------     ---------      --------
Investing Activities
   Additions to property, plant and equipment..............    (11,217)      (5,939)      (19,029)       (9,830)
   Disposal of property, plant and equipment...............      1,405        5,212         1,668         6,574
   Other...................................................        479        1,247           458         1,069
                                                              --------     --------     ---------      --------
Funds (used in) provided by investing activities...........     (9,333)         520       (16,903)       (2,187)
                                                              --------     --------     ---------      --------
Increase (decrease) in cash................................      1,362      (15,103)       (5,785)         (284)
Cash, beginning of period..................................     15,452       61,095        22,599        46,276
                                                              --------     --------     ---------      --------
Cash, end of period........................................   $ 16,814     $ 45,992     $  16,814      $ 45,992
                                                              ========     ========     =========      ========

DOMAN INDUSTRIES LIMITED
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF DOLLARS)

                                                                                   JUNE 30,              DECEMBER 31,
                                                                                     2003                    2002
                                                                                     ----                    ----
                                                                                  (UNAUDITED)              (AUDITED)
ASSETS
Current Assets
   Cash................................................................           $    16,814              $    22,599
   Accounts receivable.................................................                68,948                   86,038
   Inventories.........................................................               201,189                  199,989
   Prepaid expenses....................................................                13,456                   10,363
                                                                                  -----------              -----------
                                                                                      300,407                  318,989
Investments............................................................                 9,526                    9,784
Property, plant and equipment..........................................               479,125                  485,091
Other assets...........................................................                26,363                   30,062
                                                                                  -----------              -----------
                                                                                  $   815,421              $   843,926
                                                                                  ===========              ===========

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current Liabilities
   Bank indebtedness ..................................................           $    41,890              $    21,819
   Accounts payable and accrued liabilities ...........................               110,267                  102,730
   Accounts payable and accrued liabilities, subject to compromise ....                77,428                   45,366
                                                                                  -----------              -----------
                                                                                      229,585                  169,915
Long-term debt subject to compromise...................................               691,268                  809,309
Long-term debt ........................................................               215,600                  252,416
Other liabilities......................................................                28,606                   27,807

Shareholders' Equity
   Share capital
      Preferred shares.................................................                64,076                   64,076
      Common and non-voting shares.....................................               242,942                  242,942
                                                                                  -----------              -----------
                                                                                      307,018                  307,018
   Deficit.............................................................              (656,656)                (722,539)
                                                                                  -----------              -----------
                                                                                     (349,638)                (415,521)
                                                                                  -----------              -----------
                                                                                  $   815,421              $   843,926
                                                                                  ===========              ===========

                                       7
DOMAN INDUSTRIES LIMITED
SUPPLEMENTAL INFORMATION
UNAUDITED

                                                          THREE MONTHS ENDED                        SIX MONTHS ENDED
                                                               JUNE 30,                                  JUNE 30,
                                                ----------------------------------        ---------------------------------
                                                       2003               2002                   2003              2002
                                                       ----               ----                   ----              ----
 Sales ($ Millions)
   Lumber.................................                 62.5              92.0                   123.7             178.3
   Logs...................................                 26.3              26.2                    58.4              37.3
   By-Products............................                  5.0               4.6                    10.4               9.9
                                                     ----------        ----------              ----------        ----------
Solid Wood Segment........................                 93.8             122.8                   192.5             225.5
Pulp Segment..............................                 44.7              35.4                    95.2              64.5
                                                     ----------        ----------              ----------        ----------
Total Sales to external customers.........                138.5             158.2                   287.7             290.0
                                                     ----------        ----------              ----------        ----------
Intersegment Sales accounted for
   at market prices.......................                 12.4               7.8                    26.1              16.0
                                                     ----------        ----------              ----------        ----------

Sales Volumes
   Lumber (MMFBM).........................                  153               150                     276               317
   Logs (km3).............................                  167               186                     373               263

   Pulp - NBSK (ADMT).....................               60,972            43,390                 127,985            67,650
   Pulp - Sulphite (ADMT).................               10,803            12,725                  26,009            28,745

Production Volumes
   Lumber (MMFBM).........................                  141               137                     307               265
   Logs (km3).............................                  754               840                   1,435             1,257
   Pulp - NBSK (ADMT).....................               61,119            33,143                 131,051            61,486
   Pulp - Sulphite (ADMT).................                   --            15,089                  16,441            26,507

Average Prices
   Lumber (per MFBM)......................                  410               530                     449               524
   Logs (per m3)..........................                  157               141                     157               142
   Pulp (per ADMT)........................                  622               630                     618               669

EBITDA ($ Millions)
   Solid Wood Segment.....................                 (4.4)             32.7                    15.6              39.9
   Pulp Segment...........................                (19.8)             (7.0)                  (23.6)            (15.9)
   General Corporate......................                 (1.5)             (2.8)                   (2.6)             (4.5)
                                                     -----------       ----------              ----------        ----------
      Total...............................                (25.7)             22.9                   (10.6)             19.5
                                                     -----------       ----------              -----------       ----------

Amortization ($ Millions)
   Solid Wood Segment.....................                 10.5              10.4                    19.3              15.8
   Pulp Segment...........................                  2.3               1.9                     5.0               3.5
                                                     ----------        ----------              ----------        ----------
      Total...............................                 12.8              12.3                    24.3              19.3
                                                     ==========        ==========              ==========        ==========

Segmented Operating Earnings (Loss) ($ Millions)
   Solid Wood Segment.....................                (16.9)             22.3                    (5.7)             24.1
   Pulp Segment...........................                (22.1)             (8.9)                  (28.6)            (19.4)
                                                     -----------       ----------              ----------        ----------
      Total...............................                (39.0)             13.4                   (34.3)              4.7
                                                     ===========       ==========              ===========       ==========

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1.   CCAA Proceedings

     On November 7, 2002, the Company had reached an agreement in principle with the holders of a majority of the Company's unsecured notes on a plan to consensually restructure the Company's financial affairs and was granted protection from its creditors under the Companies Creditors Arrangement Act ("CCAA"), pursuant to an Order ("Court Order") issued by the Supreme Court of British Columbia (the "Court"). Under the Court Order, the Company is required to present to the Court a Plan of Arrangement and Compromise (the "Plan") setting out the terms of the restructuring of its debt and other obligations. The effect of the Court Order and subsequent extensions is to stay the Company's current obligations to creditors until a plan can be approved and implemented.

     The Company disclosed its preliminary Plan to stakeholders on filing with the Court, a summary of which is included in the Company's audited consolidated financial statements filed in its Annual Report. Prior to filing its proposed Plan with the Court, the Company consulted with various stakeholders to obtain support for the Plan. The Company then requested authorization from the Court to file its proposed Plan and permission to distribute an information package to general creditors and unsecured bondholders and to hold a meeting of such creditors to seek approval of the proposed Plan. On March 7, 2003, the Court dismissed the Company's request but permission was granted to reapply with a revised Plan that considered objections raised by certain stakeholder groups including an ad hoc Committee of secured bondholders.

     Subsequently, the Company has continued to work with stakeholders to revise its Plan. The Court has granted extensions to the stay of proceedings, the latest to September 22, 2003. The Company sought the latest extension on the basis that additional time was required to adequately consider a new proposal from Tricap Restructuring Fund ("Tricap"), believed to be the holder of approximately 18% of the unsecured notes. This proposal is materially different from the proposal previously received from a group of unsecured noteholders, including Tricap, which formed the basis of the Company's initial Plan. Certain elements of the new proposal are more prejudicial to some stakeholder groups. The Company expects that adequate consideration of the new proposal will entail the exploration of alternative refinancing opportunities, which may take up to two months. In addition, if the new proposal is ultimately accepted by the Company, further negotiations with stakeholders will be required before a revised Plan can be presented to the Court.

     Implementation of a revised Plan is also dependent on the implementation of the new forest legislative reform package, introduced by the Government of British Columbia. The impact of the legislative changes cannot be fully assessed until the regulations under the various statutes have been published. The timing is uncertain but the Government has indicated that the regulations with be available by September.

     Given the circumstances noted above, the Company does not expect to file a revised Plan before September.

2.   Going Concern

     There can be no assurance that the Company will successfully emerge from its reorganization proceedings. Approval of a plan and emergence from reorganization proceeding are subject to a number of conditions.

     As a result of the CCAA proceedings and the suspension of interest payments due on its long-term debt, the Company is in default of its long-term debt covenants under its secured and unsecured notes.

     The accompanying consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its obligations in the normal course of business. There is doubt about the appropriateness of the use of the going concern assumption because of the CCAA reorganization proceedings and circumstances relating to this event, including the Company's current debt structure, recent losses and cash flow. As such, realization of assets and discharge of liabilities are subject to significant uncertainty.

     The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. The appropriateness of the going concern basis is dependent upon, among other things, confirmation of a plan of reorganization, future profitable operations and the ability to generate sufficient cash from operations and financing arrangements to meet obligations.

     If a plan is confirmed by the Court the reorganized Company will be required to adopt fresh start accounting and report in accordance with Canadian GAAP. This accounting will require that assets and liabilities be recorded at their fair value at the date of emergence from the Company's reorganization proceedings. As a result, the reported amounts in the consolidated financial statements could materially change, because they do not give effect to the adjustments to the carrying value of assets and liabilities that may ultimately result from the adoption of fresh start accounting.

3.   Significant Accounting Policies

     These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and, accordingly, should be read in conjunction with the Company's most recent audited annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application used in the Company's annual consolidated financial statements as at and for the year ended December 31, 2002.

4.   Bank Credit Facility

     In March 2002, the Company established a three-year revolving credit facility, secured by receivables and inventory, which bears an interest rate of prime plus 1%. The size of this asset-backed facility is determined by the level of outstanding receivables and inventory, but cannot exceed $65,000,000.

     At June 30, 2003, of the full $65,000,000 facility that was available to the Company, $41,890,000 had been drawn down and $3,014,000 was used to support standby letters of credit.

5.   Accounts payable subject to compromise

     Accounts payable subject to compromise consist of the following (note 1):

     Trade payables                                           $   17,736
     Interest on 8 3/4% unsecured Senior Notes                    40,452
     Interest on 9 1/4% unsecured Senior Notes                    19,240
                                                              ----------
                                                              $   77,428
                                                              ----------

6.   Interest

     Interest includes interest paid or payable on the Company's bank credit facility, interest accrued on the Company's secured and unsecured notes and the foreign exchange gain or loss on accrued but unpaid interest denominated in U.S. dollars (secured and unsecured notes). Interest expense for the three months ended June 30, 2003 and the six months ended June 30, 2003 is net of $5.5 million and $8.6 million respectively for foreign exchange gains on accrued but unpaid interest. In addition, during the three months ended June 30, 2003, the Company recorded $8.5 million in additional accrued interest relating to its secured and unsecured notes to recognize an increase in the interest rate by 1% and provide for accrued interest on unpaid interest payments from November 7, 2002 until June 30, 2003.

7.   The Forestry Revitalization Plan

     In March 2003, the Government of B.C. ("Crown") introduced the Forestry Revitalization Plan (the "Plan") that provides for significant changes to Crown forest policy and to the existing allocation of Crown timber tenures to licensees. The changes prescribed in the Plan include the elimination of minimum cut control regulations, the elimination of existing timber processing regulations, and the elimination of restrictions limiting the transfer and subdivision of existing licenses. As well, through legislation, licensees, including the company, will be required to return 20% of their replaceable tenure to the Crown. The Plan states that approximately half of this volume will be redistributed to open opportunities for woodlots, community forests and First Nations and the other half will be available for public auction. The Crown has acknowledged that licensees will be fairly compensated for the return of tenure and related costs such as roads and bridges.

     The effect of the timber take-back is expected to result in a reduction of approximately 685,000 m3 of the company's existing annual allowable cut on their replaceable tenures. The effect of the Plan on the company's financial position and results of operations cannot be determined at this time. The company will record the effects of the Plan at the time the amounts to be recorded are estimable.

8.   Contingent Liability

     The Company has incurred countervailing and antidumping duties at 27.22% totalling $8.5 million (2002 - $2.8 million) for the quarter and $16.4 million (2002 - $4.2 million) for the six months ended June 30, 2003. The amounts have been recorded as a reduction of sales revenue.

     Cumulative active duties from May 22, 2002, when cash deposits were made necessary for shipments of Canadian lumber into the U.S., until June 30, 2003 total $38.6 million.

     The final amount of countervailing and antidumping duties that may be assessed on Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on appeals of the final determinations to any reviewing courts, NAFTA or WTO panels.

     The Company and other Canadian forest product companies, the Federal Government and Canadian provincial governments ("Canadian Interests") categorically deny the U.S. allegations and strongly disagree with the final countervailing and antidumping determinations made by the USITC and USDOC. Canadian Interests continue to aggressively defend the Canadian industry in this U.S. trade dispute. Canadian Interests have appealed these decisions to NAFTA panels and the WTO. Notwithstanding the cash deposit rates established in the investigations, the final liability for the assessment of countervailing and antidumping duties will not be determined until each annual administrative review process is complete.